FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number 000-21919

DF CHINA TECHNOLOGY INC.

(Translation of registrant’s name into English)

Units 3207-08, West Tower, Shun Tak Centre
168-200 Connaught Road
Central, Hong Kong, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information Distributed to Securityholders

I. Results of May 28, 2004 shareholders’ meeting.

     On May 28, 2004, at a special meeting of the shareholders of DF China Technology Inc. (the “Company”), the shareholders approved by substantial majorities the two issues presented at the meeting for shareholder consideration:

     1. The shareholders ratified the action of the Company taken by it on February 4, 2004 when it sold 21.5 million shares of its common stock at US$0.20 a share, for a total of US$4.3 million, which sale was at a price of 50 percent of the market value of the stock the day of the sale and was in excess of 20 percent of the outstanding shares of common stock the day of the sale.

     The sale had earlier been approved by the shareholders on January 6, 2004. However, the Nasdaq staff later determined that the proxy materials sent to the shareholders when that meeting was called did not fully comply with Nasdaq notice requirements. Accordingly, the $4.3 million raised from the sale could not be considered by Nasdaq when calculating the amount of shareholders’ equity for purposes of the Company meeting Nasdaq ‘s standards for a continued listing on the Nasdaq SmallCap Stock Market. Our common stock was subsequently delisted by Nasdaq for failing to meet such standards.

     The ratification vote by the shareholders on May 28 was tabulated in two ways: by the votes of the shareholders of record on April 21, 2004 and by the votes of the shareholders that were eligible to vote on January 6, 2004 when the earlier approval of the sale of stock was authorized at a shareholders’ meeting. The ratification of the sale of the stock was approved by each of the two methods of computation.

     2. The shareholders approved a possible, but now an improbable, one-for-five stock consolidation of the Company’s common stock. Earlier, the Nasdaq staff had advised the Company that, if the Company completed its proposed acquisition of all the outstanding capital stock of DiChain Software Systems (Shenzhen) Limited (“ DiChain Software”), the transaction would be a “reverse merger” under Nasdaq marketplace rules. As such, the Company would have to apply for an initial listing with Nasdaq and meet all requirements for an initial listing including one that requires that the stock to be listed trades in the stock market at a price of $4 or higher. The Company challenged the $4 minimum stock price requirement as not required under announced Nasdaq rules, and a Nasdaq hearing panel upheld the Company’s view on the matter. Accordingly, the Company — as a “foreign private issuer” — is not required to meet a $4 minimum stock price requirement when it applies for readmission to the Nasdaq Stock Market, and the Company’s management does not propose to effectuate a one-for-five stock consolidation.

II. Additional Director

     On June 4, 2004, Barry J. Buttifant was added as a director of the Company. The Board of Directors has determined that Mr. Buttifant is an “independent” director within the Nasdaq

Marketplace Rules and will be added to the Company’s audit committee. The Company’s Board of Directors has also determined that Mr. Iain F. Bruce and Mr. Barry Buttifant each qualifies as an “audit committee financial expert” for the purpose of meeting Nasdaq standards pertaining to audit committees of Nasdaq-listed companies.

     On June 4, 2004, The Company’s Board of Directors has re-classified Dr. Robert Fung Hing Piu as an “independent” director within the Nasdaq Marketplace Rules.

     The new independent director and the independent directors who qualify as audit committee financial experts are as follows:

     Mr. Iain F. BRUCE

     Mr. Bruce has more than 35 years of international experience in accounting and consulting. He joined KPMG Hong Kong in 1964 and was its senior partner from 1991 to 1996. He is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Society of Accountants. He has been a member of the Securities and Futures Appeal Panel, Hong Kong since 1994 and also serves on the boards of several publicly listed companies in Hong Kong and overseas.

     Mr. Barry J. BUTTIFANT

     Mr. Buttifant has been the managing director of Wo Kee Hong (Holdings) Limited from May 2001 to November 2002 and thereafter become the Adviser to the Board of Directors of Wo Kee Hong (Holdings) Limited. He is also an independent non-executive director of Daiwa Associate Holdings Limited, Giordano International Limited and MediaNation Inc. Prior to joining Wo Kee Hong (Holdings) Limited, he was the Managing Director of IDT International Limited for over eight years and worked for Sime Darby Hong Kong Limited and Polly Peck Group for more than 11 years in the capacity of Finance Director and Managing Director. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants. He is also a fellow member of the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors. He was appointed as an independent NYSE non-executive director of Global-Tech Appliances Inc (GTA), a listed company in the U.S., since 2003.

III.	Acquisition of DiChain Software Systems (Shenzhen) Limited; Application to Nasdaq for the Relisting of the Company’s Common Stock

     On May 25, 2004, the Company completed its acquisition of all the capital stock of DiChain Software Systems (Shenzhen) Limited (“ DiChain Software”). The shareholders of the Company, on March 25, 2004, had earlier approved the acquisition. The Company issued 197,799,000 shares of its common stock to the six shareholders of DiChain Software in exchange for all the capital stock of DiChain Software.

     On May 25, 2004 the common stock of the Company was delisted by The Nasdaq SmallCap Stock Market. One of the reasons for the delisting was that the Company’s shareholders’ equity had fallen below Nasdaq’s required minimum of US$2,500,000 and, even considering a recent sale of stock by the Company for $2,100,000, the company could not satisfactorily demonstrate that it could maintain shareholders’ equity above the required $2,500,000. Th e acquisition of DiChain Software for stock adds US$16,551,475 to our shareholders’ equity, but this additional shareholders’ equity could not be considered by Nasdaq for the purpose of the Company’s meeting the $2,500,000 shareholders’ equity maintenance requirement for a continued listing on Nasdaq.

     The reason why the acquisition of DiChain Software could not be considered for the purpose of the Company’s meeting the $2,500,000 shareholders’ equity maintenance requirement for a continued listing on Nasdaq is that this acquisition is considered by Nasdaq to be a “reverse merger” due, among other things, to the greater size of DiChain Software as compared to the Company. As such, if the Company’s common stock is to be included among the stocks listed on the Nasdaq SmallCap Stock Market, the Company is required to file an initial listing application with Nasdaq. The application is being filed at this time. The Company believes that the application meets all requirements for an approved initial listing, but it can give no assurance that the listing will be approved by Nasdaq.

Description of DiChain Software Systems (Shenzhen) Limited

     DiChain Software is engaged in the business of designing, manufacturing and selling computer software and hardware products and systems solutions for the supply chain management and logistics industry in China.

     Its principal offices are located as follows: 3A Floor, Tower A, Skyworth Building, Gaoxin Avenue 1 South, Science and Technology Park, Nanshan District, Shenzhen, Guangdong Province, China 518057.

     Prior to the issuance of 197,799,000 shares for this acquisition, there were outstanding 52,820,712 shares of our company. The acquisition shares represent approximately 78.9 percent of the 250,619,712 shares now outstanding after the acquisition.

     This 78.9 percent allocation of our common stock to the shareholders of DiChain Software is consistent with our company’s and DiChain Software’s current net asset values in U.S. dollars as follows:

Our company	$3,970,000	19.35%
DiChain Software	$16,551,475	80.65%

Total:	$20,521,475	100.00%

     DiChain Software had the following revenue and net profits in U.S. dollars during 2003 and the 13-month period from its startup on December 3, 2001 through December 31, 2002:

	2003 (‘000)	2002 (‘000)
Revenue	$4,168	$1,847
Net Profit	$1,750	$797

     D F China Technology had the following revenue and net loss during 2003, and we estimate our revenue and net loss for the fiscal year 2004 in U. S. dollars will be as follows:

	2004 (‘000)(E)	2003 (‘000)
Revenue	$580	$703
Net Loss	($3,496)	($13,034)

     DF China Technology’s fiscal year 2004 ended on March 31, 2004.

     DiChain Software is an information technology application solution provider for the logistics and supply chain management industry in China, a rapidly growing industry. It has 210 employees with headquarters in Shenzhen and subsidiaries in Shanghai, Beijing, Dalian, Wuhan, Chengdu and Chongqing - the major cities in China. It has 300 clients and is rated by the IDC Group as the leading IT solution provider in logistics in China. It has more than 30 intellectual property patents pending.

Selected Financial Data

     The following selected financial data is derived from the audited financial statements of DiChain Software for the 13-month period December 3, 2001 (date of inception) to December 31, 2002 and the fiscal-year period January 1, 2003 to December 31, 2003. Such financial statements of DiChain Software were prepared in accordance with Generally Accepted Accounting Practices (GAAP) in the United States. The figures are in thousands of U. S. dollars.

	13-Month Period From
	December 3, 2001 (date of	Fiscal Year Ended
	inception) to December	December 31, 2003
	31, 2002	In Thousands of US
	In Thousands of US Dollars	Dollars
Sales	$1,846	$4,168
Cost of sales and GS&A	701	2,500
Profit from operations	690	1,668
Other income	107	82
Net profits	797	1,750
Total assets	37,757	46,765
Stockholders’ equity	4,058	16,551

Pro Forma Consolidated Statements as of May 26, 2004

     The following sets forth certain pro forma financial information giving effect to the acquisition:

DF China Technology and DICHAIN Software

Pro Forma of Consolidated Balance Sheet
As of May 26, 2004, the date of merger

	DF China Technology	DICHAIN Software	Consolidated

	US$	US$	US$
ASSETS
Current Assets:
Cash and cash equivalents	4,435,511	22,327,179	26,762,690
Accounts Receivable	82,767	392,810	475,577
Inventory	43,797	73,581	117,378
Other Current Assets	2,472,790	23,814,283	26,287,073
Total Current Assets	7,034,865	46,607,853	53,642,718
Fixed Assets	66,517	224,270	290,787
Total Assets	7,101,382	46,832,123	53,933,505

LIABILITIES AND EQUITY
Current Liabilities:
Accounts Payable	73,667	20,331	93,998
Other Payable	62,429	688,616	751,045
Short Term Loans	—	29,504,232	29,504,232
Total Current Liabilities	136,096	30,213,179	30,349,275
Long Term Liabilities	—	—	—

Total Liabilities	136,096	30,213,179	30,349,275

Shareholders’ Equity
Owners’ Equity	39,680,498	14,004,214	53,684,712
Retained Earnings(Loss)	-32,715,213	2,614,730	-30,100,483
Total Shareholders’ Equity	6,965,285	16,618,944	23,584,229

Total Liabilities and Shareholders’ Equity	7,101,382	46,832,123	53,933,505

DF China Technology and DICHAIN Software

Pro Forma of Consolidated Statement of Operations
From April 1, 2004 through May 26, 2004

	DF China Technology	DICHAIN Software	Consolidated
	US$	US$	US$

Revenue	138,618	487,948	626,565

Cost and expenses:
Cost of revenue	115,238	193,372	308,610
Selling Expenses	—	116,023	116,023
Administrative Expenses	92,629	77,348	169,977
Total cost and expenses	207,867	386,743	594,610
Profit from operations	-69,249	101,205	31,956
Other Income and Expense	3,204	11,973	15,177
Net Profit	-66,046	113,178	47,132

DF China Technology and DICHAIN Software

Pro Forma Consolidated Statement of Cash Flows
From April 1, 2004 through May 26, 2004

	DF China Technology	DICHAIN Software	Consolidated

	US$	US$	US$

Operating Activities
Net Income	-66,046	113,178	47,132

Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	3,043	—	3,043

Changes in operating assets and liabilities:
Accounts Receivable	48,000	-616,334	-568,334
Inventory	20,000	—	20,000
Other Current Assets	5,000	2,864,122	2,869,122
Accounts Payable	-16,541	—	-16,541
Other Liabilities	125,245	—	125,245
Net Cash Flow from Operating Activities	118,701	2,360,966	2,479,667

Cash Flow from Investment Activities	-2,564,103	-7,840	-2,571,943

Cash Flow from Financing Activities	—	—	—
New issue shares of Common Stock	—	—	—
increase in bank loan	6,400,000	—	6,400,000
advance from other related company	—	—	—

Net Change of Cash Flow	3,954,598	2,353,126	6,307,724

Cash at the beginning of the period	480,913	19,974,053	20,454,966

Cash at the end of the period	4,435,511	22,327,179	26,762,690

Management’s Discussion and Analysis

Results of Operations and Financial Condition

     The below table sets forth (i) the amounts of the company’s sales, cost of sales, gross margin, general, selling and administrative expenses (GS&A), operating income and net income for each of the periods for which financial statements are provided herein, (ii) these amounts expressed as a percentage of sales for their respective reported periods, and (iii) the increase or decrease of each item expressed as a percentage with regard to the earlier reported period.

					% Increase or
	Period Ended	Percentage	Period Ended	Percentage	Decrease from
	12-31-2002	of Sales	12-31-2003	of Sales	earlier period
Sales	$1,846,865	100%	$4,167,567	100%	126%
Cost of Sales	$758,688	41%	$1,589,199	38%	109%
Gross Margin	$1,088,177	59%	$2,578,368	62%	137%
GS & A	$332,040	18%	$782,336	19%	136%
Operating Income	$689,677	37%	$1,668,030	40%	142%
Net Income	$796,769	43%	$1,750,491	42%	120%

Sales

     Management estimates that the above increase in sales is attributable to the growing need in China for the company’s software products.

Inflation

     For the periods for which financial statements are provided herein, the company’s sales and operating income have not been impacted by inflation and changing prices.

Off-balance-sheet arrangements

     The company has no off-balance-sheet arrangements — such as guarantees, derivative securities, retained interests or variable interests — that will or could have a material effect on the company’s financial condition, changes in financial condition, revenue and expenses, results of operations, liquidity, capital expenditures and capital resources.

Contractual obligations

     Set forth below, as of the end of the company’s latest fiscal year, are the company’s known contractual obligations.

		Payments Due - By Period
Contractual		Less Than			More Than
Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
Short-Term Debt Obligations	$30,213,179	$30,213,179	$0	$0	$0
Long-Term Debt Obligations	0	0	0	0	0
Capital Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Balance Sheet Under GAAP	0	0	0	0	0
Total	$30,213,179	$30,213,179	$0	$0	$0

Liquidity and Capital Resources

     Management is not aware of any material trends, demands, events or uncertainties that would cause our reported financial information not to be necessarily indicative of future operating results or are reasonably likely to result in the company’s liquidity increasing or decreasing in any material way.

     The company has the following internal and external sources of liquidity: profits from operations and the expectation that the substantial majority of its short-term debt obligations will be renewed for an additional year.

     The company has no material unused sources of liquid assets.

     The company has no material commitments for capital expenditures as of the end of the latest fiscal period.

Management

     DiChain’s senior management executives have, on the average, over 10 years of experience in the supply chain management and logistics operations field. The senior management persons of DiChain Software are as follows:

Chairman of the Board	Dr. Fan Di

     Dr. Fan is currently the Chairman and Chief Executive Officer of China Merchants

DiChain (Asia) Limited, a company listed on the Stock Exchange of Hong Kong, Limited. Dr. Fan is responsible for overseeing the strategic development of DF China Technology Inc. He also serves as the Chairman and CEO of DF China Technology. He previously worked for China Merchants Group as an Executive Director and Chief Financial Officer and has substantial experience in financial management and business management. He holds a Ph.D. in Business Administration from the University of Southern California in the U.S.A.

President	Dr. Wei Wang

     Dr. Wang joined the company in 2000. Prior to joining DICHAIN, Dr. Wang served as senior managers in several IT and consulting companies in Hong Kong and China. The companies he served including AT&T, Hong Kong government, OOCL Logistics, and Huawei Technology. Dr. Wang received his Ph.D. degrees in Industrial Engineering and Management from Hong Kong Technology University and Central China University.

Chief Technology Officer	Dr. Peng Lu

     Dr. Lu has over 15 years of software industry experience including R&D, consulting, marketing, and executive management. He has strong technical background on enterprise software, Internet applications, and telecommunications. He is the co-founder of Entena Inc, a San Jose, CA based information technology company. He also held technology management positions with Oracle, Alcatel, and Tandem in the U.S. He received his Ph.D. degree in Industrial Engineering from McMaster University, in Canada.

Director, Implementation & Project Management	Mr. Wei Mi

     Mr. Mi is responsible for IT solution implementation and project management in the company. He served as development and project manager for Kindee, the leading ERP solution company in China before he joined DICHAIN Software. Mr. Mi graduated from University of National Defense with a Master degree in Physics.

Director, Research & Development	Mr. Huibo Liu

     Mr. Liu is responsible for the development of IT infrastructure and product development in the company. He served as a senior engineer at Intel Lab (Shanghai) and development manager at a Web solution company in Shanghai, China. Mr. Liu graduated from Nankai University with a bachelor degree in mathematics and a master degree of computer science.

Branch Manager, Southern China	Mr. Guanxi Yang

     Mr. Yang manages the sales and marketing efforts in southern China territory as well as national sales and marketing channel and partnership. Mr. Yang has over 9 years experience in sales and marketing. He holds a MBA degree from Wuhan University.

Branch Manager, Northern China	Mr. Gang Wang

     Mr. Wang is responsible for the operation of northern China branch. Prior to join the company, Mr. Wang served as deputy general manager of IT Logistics Company for COSCO, the largest logistics company in China. Mr. Wang graduated from Peking University with a master degree in Computer Science.

Branch Manager, East China	Mr. Huijun Zeng

     Mr. Zeng manages the East China branch based in Shanghai. Previously he worked at Neosoft, one of the largest software OEM companies in China as project manager and engineer. He graduated from University of Information Technology of Dalian with a bachelor degree.

Financial Controller	Mr. Xiuwen Xi

     Mr. Xi is responsible for overall accounting and financial management of the company. Prior to joining the company, He has served in two foreign-owned companies as accounting manager. He graduated from University of Helongjiang with a bachelor degree of accounting.

The Industry

     Since the implementation of the Open Door Policy, China has experienced exceptional growth in the past decade. Given China’s competitive cost advantage over many developed countries, it has become the global manufacturing base for multinational corporations around the world. As production volumes increase, efficient management of raw material sourcing and distribution become more critical. This fuels the growth of China’s logistics and supply chain management market.

     With China’s accession to the WTO, it is expected that more foreign companies will invest and conduct businesses in China. This will further boost international trade, which demands a high level of coordination and control for optimal efficiency. Faced with increasing foreign competition, domestic Chinese companies realize that they have to improve their efficiency, flexibility and responsiveness to market changes in order to maintain their market share. An efficient dynamic supply chain is regarded as one of the most crucial factors to maintain or improve competitiveness.

     Companies are forced to compete on the basis of their service, which is largely determined by time-delivery performance and shortened time throughout the supply chain process. Currently, logistics costs range from 30%-40% of total operating costs on average. In developed countries with advanced logistics infrastructure, this logistics cost is approximately 10% of total costs. By employing integrated solutions that combines e-logistics technologies and MIS software, Chinese companies can achieve significant operational efficiencies and cost savings. As a result, a huge demand for modern logistics has quickly emerged in China. According to World Bank, the Chinese logistics market is expected to grow at 20%-30% per annum versus a global average growth of 10%-15% over the next five to ten years. However, the logistics software market is expected to grow even faster. According to IDC, the Asia Pacific logistics software market is expected to grow at an annual rate of 35.9% for 2001-2006, higher than North America and Western Europe, which are expected to grow annually at rates of 25.0% and 26.9%, respectively.

     Despite the growing demand of logistics software applications, China lacks sophisticated infrastructure and advanced technology in the logistics and supply chain management sector. There is no standardized logistics software platform available to create a common interface linking logistics systems with other operational and planning systems.

     A rapid expansion in China’s road or land transportation sector demands a focus on routing efficiencies. We estimate that 60% of the freight capacity in China lies idle, while its storage volume is five times that of the U.S. By applying information technology in managing logistics resources, including trucks, ships and warehouses, we believe that the freight time between Northern and Southern China can be reduced by 7 to 10 days. Consequently, the level of inventory will decrease, resulting in the acceleration of capital flow.

DiChain Software’s Position in its Industry

     DiChain Software is a leading IT software solution provider for the logistics and supply chain management industry in China. At present, the company has a total staff of over 200 and has established R&D centers in Dalian, Shanghai and Shenzhen, and many branch offices in Mainland China.

     DiChain Software is the first company in China integrating GIS (Geographic Information System), GPS (Global Positioning System), Wireless and Web technologies, providing complete IT and consultancy solutions for the logistics operations and supply chain management. DiChain Software’s products and solutions have been deployed by more than 300 customers in China and Hong Kong, including some of the largest logistics, manufacturing, and distribution companies. DiChain Software was ranked by IDC (International Data Corporation), a U.S. based leading IT consulting firm, as one of the leading IT solution providers in logistics and supply chain management in China in 2002 and 2003. We believe we are positioned to become the major IT solution provider in China in the next 3 to 5 years.

     The company has formed strategic alliances with some of the world’s famous enterprises, including IBM, GE, Oracle, HP, ILOG, DELL, Motorola, and China Mobile. These strategic partnerships enhance DiChain Software’s both technology and marketing ability.

DiChain Software’s Products and Services

     DiChain Software’s main product line is its DAP series. DAP is the first domestic (that is, China) IT platform designed by applying international state-of-the-art technologies and modern management concepts into the standardization of logistics and supply chain management in China.

     DAP is the first standard IT platform in the logistics and supply chain industry in China.. The platform and its products have been deployed by over 300 major industry players and continue to gain the recognition.

     DiChain Software’s existing product line includes the following software packages:

•	Distribution Center,

•	Truck Load,

•	Less-Than-Truck Load,

•	Warehouse Management,

•	Intelligent Transportation System, and

•	Distribution Resource Planning.

     Dichain Software’s newly developed e-commerce platform enables the buyers in North America to directly access the products they need at much competitive prices and much faster than before. The suppliers can post their products onto the e-commerce platform and the buyers can directly place orders and track the orders via the platform. The e-commerce platform also includes Supplier Relation Management (SRM), Customer Relation Management (CRM), and Warehouse Management System (WMS).

Sales and Marketing

     DiChain Software sells its products and services through its own branch offices across China as well as through its partner channels. Currently, DiChain Software has 8 branch offices in the top 8 largest cities in China. DiChain Software conducts product promotion road shows and participates in industry trade shows regularly every year. DiChain also conducts selling through advertisements in the industry media and internet media, direct mailing, and electronic mailing.

     DiChain’s revenue consists of software license revenue, implementation service revenue, annual maintenance revenue, consulting revenue, and hardware equipment revenue. Software license revenue is the largest. With the growth of e-commerce business, the management estimated the revenue generated from e-commerce platform will grow significantly.

DiChain Software’s Business Plan

     DICHAIN Software proposes to continue to expand its existing business operation. The objective is to maintain its leading market position and to further increase its market share, sales revenue and operating profit. To do this, it proposes to do the following:

•	Continue to enhance its DAP platform technologically and continue to develop more products, applications and services based on the core technology.

•	Increase sales and marketing efforts by expanding sales channels and forming more sales partners with local companies across China.

•	Continue to recruit and retain talents, not only from China but from worldwide.

•	Further extend its partnerships with international players in China to strengthen its technology and marketing efforts.

•	Growth through acquisition. The IT industry in China is very fragmented with many small to medium size companies. Some of them possess valuable technology, products, services as well as market channels. However, most of them lack of capital to grow their markets and further develop their technology and products. DiChain Software will utilize funds from the capital market to consolidate the market players to create a well-financed and positioned leading software company in China. Through acquisitions, DiChain Software will be able to expand the product lines as well as the market coverage. DiChain Software’s objective is to become one of the top three software solution providers in China in 2005.

     Our company, after the acquisition of DiChain Software and through growth in DiChain Software’s business, believes that we will be one of the top three software companies in China by the end of 2005.

     E-Commerce Business Strategy:

•	Utilize E-Commerce platform to source products from Asia with very competitive cost structure.

•	Market and sell the products in the North America market with low margin and high volume strategy to capture market shares.

•	Develop both online and off-line marketing and sales channels.

Risk Factors

Risks Factors relating to the business and operations of DiChain Software

•	As Dichain Software has a limited operating history, it is difficult to evaluate its business, and Dichain Software may face various risks, expenses and difficulties associated with early stage companies.

•	DiChain Software future revenues and operating results are unpredictable.

•	DiChain Software may make future acquisitions or enters into joint ventures that are not successful.

•	DiChain Software’s success is dependent on continuing to hire and retain qualified personnel, and if it is not successful in attracting and retaining these personnel, its business would be harmed.

•	DiChain Software’s ability to compete could be harmed if it is unable to protect and enforce intellectual property rights, or if it infringes intellectual property rights of others.

Risk factors relating to Technologies and Products

•	DiChain Software’s software is complex and may contain undetected errors.

Risks relating to the industry

•	Slower growth within China’s logistics and supply chain management market could harm DiChain Software’s business.

•	DiChain Software may face significant competition in China.

•	The longer time required to introduce new products could limit DiChain Software sales prospects.

Risks relating to China

•	DiChain Software’s operations are subject to various economic, political, regulatory and legal risks in China and logistics and supply chain management market therein.

•	Devaluation of the Renminbi and fluctuations in exchange rates could adversely affect our financial results.

Risks relating to the shares

•	DiChain Software may need to raise additional capital.

•	DiChain Software does not currently have an intention to pay dividends.

DICHAIN SOFTWARE SYSTEMS (SHENZHEN) LIMITED

DICHAIN SOFTWARE SYSTEMS (SHENZHEN) LIMITED

BALANCE SHEETS

	December 31,

	2003	2003	2002

	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	10,920,844	90,315,384	8,145,851
Restricted cash	9,053,209	74,870,035	103,388,400
Trade receivables, less allowance for doubtful accounts of RMB 1,258,000 in 2003 and RMB Nil in 2002	246,425	2,037,931	4,401,618
Inventories	73,581	608,518	2,008,308
Amount due from ultimate holding company	14,510,278	120,000,000	—
Amount due from immediate holding company	765,810	6,333,248	—
Amounts due from fellow subsidiaries	1,442,473	11,929,252	4,484,039
Amounts due from other related companies	9,310,342	76,996,532	186,606,231
Other receivables and prepaid expenses	129,082	1,067,506	596,499
Interest receivable	96,180	795,410	795,657

Total current assets	46,548,224	384,953,816	310,426,603
Equipment, net	216,430	1,789,874	1,827,497

Total assets	46,764,654	386,743,690	312,254,100

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Bank loans	29,504,232	244,000,000	205,000,000
Trade payables	20,331	168,141	1,484,104
Other payables and accrued expenses	114,573	947,520	454,583
Deferred revenue	87,995	727,716	273,238
Other taxes payable	28,116	232,518	326,746
Amount due to immediate holding company	—	—	68,256,652
Amount due to other related company	457,932	3,787,097	900,000

Total current liabilities	30,213,179	249,862,992	276,695,323

Commitments (note 9)

Stockholder’s equity:
Registered capital	5,004,232	41,385,000	28,969,500
Additional paid-in capital	8,999,982	74,429,851	—
Retained earnings	2,547,261	21,065,847	6,589,277

Total stockholder’s equity	16,551,475	136,880,698	35,558,777

Total liabilities and stockholder’s equity	46,764,654	386,743,690	312,254,100

See notes to the financial statements.

DICHAIN SOFTWARE SYSTEMS (SHENZHEN) LIMITED

STATEMENTS OF OPERATIONS

	January 1, 2003	January 1, 2003	December 3, 2001
	to	to	to
	December 31, 2003	December 31, 2003	December 31, 2002

	US$	RMB	RMB
Revenue	4,167,567	34,465,782	15,273,570

Costs and expenses:
Cost of revenue	1,589,199	13,142,677	6,274,353
Research and development	128,002	1,058,577	549,617
Sales and marketing	406,622	3,362,761	1,674,523
General and administrative	375,714	3,107,153	1,071,447

Total cost and expenses	2,499,537	20,671,168	9,569,940

Profit from operations	1,668,030	13,794,614	5,703,630

Other income (expenses):
Interest income	1,439,488	11,904,567	5,322,242
Interest expense	(1,490,038)	(12,322,611)	(4,936,595)
Government subsidies	133,011	1,100,000	500,000

Total other income, net	82,461	681,956	885,647

Net income	1,750,491	14,476,570	6,589,277

See notes to the financial statements.

DICHAIN SOFTWARE SYSTEMS (SHENZHEN) LIMITED

STATEMENTS OF STOCKHOLDER’S EQUITY

		Additional
	Registered	Paid-in	Retained
	Capital	Capital	Earnings	Total

	RMB	RMB	RMB
Capital contribution	28,969,500	—	—	28,969,500
Net income	—	—	6,589,277	6,589,277

Balance at December 31, 2002	28,969,500	—	6,589,277	35,558,777
Capital contribution	12,415,500	—	—	12,415,500
Waiver of loan from stockholder	—	74,429,851	—	74,429,851
Net income	—	—	14,476,570	14,476,570

Balance at December 31, 2003	41,385,000	74,429,851	21,065,847	136,880,698

Balance at December 31, 2003 (US$ equivalents)	5,004,232	8,999,982	2,547,261	16,551,475

See notes to the financial statements.

DICHAIN SOFTWARE SYSTEMS (SHENZHEN) LIMITED

STATEMENT OF CASH FLOWS

	January 1, 2003	January 1, 2003	December 3, 2001
	to	to	to
	December 31, 2003	December 31, 2003	December 31, 2002

	US$	RMB	RMB
Operating activities:
Net income	1,750,491	14,476,570	6,589,277
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation of equipment	52,835	436,943	159,102
Changes in operating assets and liabilities:
Inventories	169,261	1,399,790	(2,008,308)
Trade receivables	285,815	2,363,687	(4,401,618)
Other receivables and prepaid expenses	(56,953)	(471,007)	(596,499)
Interest receivable	30	247	(795,657)
Trade payables	(159,125)	(1,315,963)	1,484,104
Other payables and accrued expenses	59,605	492,937	454,583
Deferred revenue	54,955	454,478	273,238
Other taxes payable	(11,394)	(94,228)	326,746

Net cash provided by operating activities	2,145,520	17,743,454	1,484,968

Investing activities:
Advance to ultimate holding company	(14,510,278)	(120,000,000)	—
Advance to fellow subsidiaries	(900,268)	(7,445,213)	(4,484,039)
Advance to immediate holding company	(765,810)	(6,333,248)	—
Purchase of equipment	(49,876)	(412,474)	(2,093,759)
Repayment from (advance to) other related companies	13,253,893	109,609,699	(186,606,231)
Decrease (increase) in restricted cash	3,448,412	28,518,365	(103,388,400)
Sales proceeds on disposal of equipment	1,591	13,154	107,160

Net cash provided by (used in) investing activities	477,664	3,950,283	(296,465,269)

Financing activities:
Increase in bank loans	4,715,840	39,000,000	205,000,000
Increase in registered capital	1,501,270	12,415,500	28,969,500
Advance from immediate holding company	746,457	6,173,199	68,256,652
Advance from other related company	349,105	2,887,097	900,000

Net cash provided by financing activities	7,312,672	60,475,796	303,126,152

Increase in cash and cash equivalents	9,935,856	82,169,533	8,145,851
Cash and cash equivalents, beginning of year/period	984,988	8,145,851	—

Cash and cash equivalents, end of year/period	10,920,844	90,315,384	8,145,851

Non-cash financing activity:
Waiver of loan from stockholder recorded as paid-in capital	8,999,982	74,429,851	—
Supplemental cash flow information:
Cash paid during the year /period for:
Interest	1,490,038	12,322,611	4,936,595

See notes to the financial statements.

DICHAIN SOFTWARE SYSTEMS (SHENZHEN) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.     Organization and Basis of Preparation

      Dichain Software Systems (Shenzhen) Limited (the “Company”) was a wholly foreign owned enterprise established in the People’s Republic of China (the “PRC”) on December 3, 2001. It is licensed to operate for twenty years. The principal activities of the Company are design, research and development of software, sale of hardware products and the provision of system solutions for logistics operations, management and supply chain management industry.

      These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. This basis of accounting differs from that used in the statutory accounts prepared in accordance with the accounting principles and the relevant financial regulations applicable to wholly foreign owned enterprise as established by the Ministry of Finance of the PRC.

2.     Summary of Principal Accounting Policies

      Use of Estimates — The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Equipment — Equipment is recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of equipment are as follows:

Computer equipment	5.3 years
Furniture, fixtures and office equipment	5.3 years
Motor vehicles	5.3 years

      Cash and cash equivalents — Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

      Inventories — Inventories, representing finished goods, are stated at the lower of cost or market. Cost is determined by the weighted average method.

      Impairment of long-lived assets — Pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-live Assets”, the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

      Income taxes — The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS No. 109 prescribes the use of the asset and liability method. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted statutory tax rates in effect at the balance sheet date. The Company records a valuation allowance to reduce its deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

      Revenue recognition — The Company’s revenue is derived from the procurement of hardware on behalf of customers, and professional services for system development, including design, planning, consulting, and

DICHAIN SOFTWARE SYSTEMS (SHENZHEN) LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

system integration, the system consultancy services, and the monthly subscription fees for system services. System development service income is recognized based on the percentage of completion method. Revenues from customer contracts requiring significant production, modifications, or customization of the software are recognized over the installation and customization period. Labor hours and direct project expenses are used to determine the stage of completion, except for revenues associated with the procurement of hardware. Revenues from sales of hardware are recognized upon delivery. Costs related to insignificant obligations for a period of up to one year, which include telephone support, are accrued at the time the revenue is recorded. System consultancy services are recognized when services are rendered and obligations under related contracts are fulfilled. Subscription fees for system services are recognized ratably over the contract period.

      Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made currently for anticipated losses on uncompleted contracts. Revenue in excess of billings is recorded as unbilled receivables and included in trade receivables, and amounted to RMB 988,800 at December 31, 2003 and RMB 1,574,483 at December 31, 2002. Billings in excess of revenues recognized are recorded as deferred revenue. Billings are rendered based on agreed milestones included in the contracts with customers.

      At December 31, 2003 and 2002, the balance of trade receivables of RMB 1,049,131 and RMB 2,827,135, respectively, represented amounts billed but not yet collected. All billed and unbilled amounts are expected to be collected within 1 year.

      Cost of revenue — Cost of revenue includes manufacturing and purchase costs for hardware, and direct costs associated with the delivery of software development services.

      Research and Development — Research and development expenses include payroll, employee benefits and other employee-related costs associated with product development. Technological feasibility for the Company’s software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material, and accordingly, the Company expenses all research and development costs when incurred.

      Government subsidies — Government subsidies from the Ministry of Finance in the city of Shenzhen in the PRC are recognized when received and when all the conditions for their receipt have been met.

      Foreign currency translation — The functional currency of the Company is the Renminbi (“RMB”). Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of operations.

      The RMB currently is not generally a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

      The translation of RMB amounts into United States dollar (US$) amounts are included solely for the convenience of readers and have been made at US$1.00=RMB 8.27, the unified exchange rate on December 31, 2003. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that or at any other rate.

      Fair value of financial instruments — The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, other receivables, short-term bank loans, trade payables, other payables, and amounts due from/to affiliates and related companies approximate their fair values due to the short-term maturity of these instruments.

DICHAIN SOFTWARE SYSTEMS (SHENZHEN) LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

      Concentration of credit risk — Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and trade receivables. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

      The Company conducts credit evaluations of customers and related parties and generally does not require collateral or other security from its customers and related parties. The Company establishes an allowance for doubtful accounts primarily based upon factors surrounding the credit risk of specific customers and related parties.

      Comprehensive income — SFAS No. 130, “Reporting Comprehensive Income”, requires an enterprise to report by major components and as a single total the change in net assets during the period from non-owner sources. For all the periods presented, the Company had no items of other comprehensive income and accordingly, comprehensive income is the same as the net income.

      Defined contribution plan — In accordance with the relevant rules and regulations, the Company is required to establish employee benefit plans to be managed by the municipal government. According to the common terms of such plans, the Company is required to sponsor a defined contribution plan covering its qualifying full-time permanent and temporary employees in the PRC. The employer’s contribution to the plan is calculated at a percentage ranging from 7% to 12% of the basic monthly salary of each qualifying employee. These plans are funded on a current basis. The Company’s costs related to the defined contribution retirement plan are charged to the statements of operations as incurred. The amounts contributed amounted to RMB 335,904 and RMB 195,731 for the year/period ended December 31, 2003 and 2002, respectively.

      Recently Issued Accounting Pronouncements — In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment to Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The Company believes the adoption of SFAS No. 149 does not have a material impact on its results of operations or financial position.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. It establishes standards for how an issuer classifies and measures certain financial instruments. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It requires that certain financial instruments that, under previous guidance, could be accounted for as equity be classified as liabilities, or assets in some circumstances. It does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have an impact on the Company’s results of operations or financial position.

      In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, an interpretation of SFAS Statements Nos. 5, 57 and 107, and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others”. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or

DICHAIN SOFTWARE SYSTEMS (SHENZHEN) LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

modified after December 31, 2002. The adoption of FIN No. 45 did not have a material impact on the Company’s results of operations or financial position.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ended December 15, 2003. In December 2003 the FASB issued FIN 46R, which defers the implementation due to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity in which case the provisions must be applied for fiscal years ended December 31, 2003. The Company does not have a special purpose entity therefore they will adopt the provision in December 2004.

      In November 2002, the Emerging Issue Task Force (“EITF”) reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Revenue Arrangements with Multiple Deliverables”. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The Company does not expect the adoption of EITF No. 00-21 to have a material impact on the Company’s financial position, cash flows or results of operations.

3.     Related Party Balances and Transactions

      During the periods presented, the Company had transactions with its affiliates and related companies in which the shareholders of its ultimate holding company have beneficial interests.

     Waiver of Loan

      In 2003, a stockholder of the Company waived its loan to the Company amounting to US$9,000,000 (RMB 74,429,851), which was recorded as additional paid-in capital.

     Funds Transfer

      During the periods presented, the Company obtained bank loans and made fund transfer to its affiliates and related companies. In addition, the Company also obtained funds from its affiliate and related companies. Details are set out in the statements of cash flows.

     Equipment

      The Company purchased equipment from fellow subsidiaries amounting to RMB 11,229 during the year ended December  31, 2003, and from related companies and fellow subsidiaries amounting to RMB 331,827 and RMB 124,924 during the period ended December 31, 2002, respectively. The Company also sold equipment to fellow subsidiaries for a consideration of RMB 13,154 and RMB 107,161 based on the carrying amount during the year/period ended December 31, 2003 and 2002, respectively.

     Interest Income

      The Company received interest income from related companies amounting to RMB 10,261,036 and RMB 4,462,051 during the year/period ended December 31, 2003 and 2002, respectively.

DICHAIN SOFTWARE SYSTEMS (SHENZHEN) LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

     Sales of Goods and Provision of Services

      The Company sold goods and provided software development services to its related companies and fellow subsidiaries amounting to RMB 1,880,632 and RMB 210,000 during the year ended December 31, 2003, and RMB Nil and RMB 70,000 during the period ended December 31, 2002, respectively.

     Guarantees

      The following affiliates and related companies have given guarantees to banks in respect of general banking facilities granted to the Company.

	December 31,

Guarantor	2003	2002

	RMB	RMB
Ultimate holding company	60,000,000	—
Immediate holding company	106,000,000	76,000,000
A fellow subsidiary	—	41,000,000
Other related companies	130,000,000	72,000,000

	296,000,000	189,000,000

      The Company’s amounts due from/to its affiliates and related companies are unsecured, interest free and have no fixed repayment terms, except for an amount due from a related company of RMB 41,538,570 as of December 31, 2003 and RMB 157,210,290 as of December 31, 2002 which bears an annual interest rate of 6.9% for 2003 and 5.31% for 2002.

4.     Equipment

	December 31,

	2003	2002

	RMB	RMB
Computer equipment	2,080,830	1,709,884
Furniture, fixtures and equipment	66,299	40,130
Motor vehicles	410,000	410,000

Total	2,577,129	2,160,014
Less: accumulated depreciation	(767,255)	(332,517)

Equipment, net	1,789,874	1,827,497

5.     Bank Loans

      These loans bore interest rates ranging from 4.779% to 5.31% per annum and are repayable within one year. At December 31, 2003 and December 31, 2002, bank loans of RMB 68,000,000 and RMB 128,000,000, respectively, were secured by bank deposits. These bank deposits are presented as restricted cash in the balance sheets. The remaining bank loans were secured by guarantees at no cost to the Company by its affiliates and related companies (see note 3).

6.     Capital Stock

      The Company was established on December 3, 2001 with a registered capital of US$5,000,000. US$2,000,000 (equivalent to RMB 16,553,400) was contributed by its stockholder on January 16, 2002. Further amounts of US$1,500,000 (equivalent to RMB 12,416,100) and US$1,500,000 (equivalent to

DICHAIN SOFTWARE SYSTEMS (SHENZHEN) LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

RMB 12,415,500) were contributed by the stockholder on April 26, 2002 and April 21, 2003, respectively. As of December 31, 2003, the total capital contribution amounted to US$5,000,000 and it was presented as RMB 41,385,000 in the financial statements.

7.     Income Taxes

      Pursuant to the relevant laws and regulations in the PRC, the Company, being classified as a software technology enterprise, is subject to PRC income tax at 15%. In addition, the Company is exempted from PRC income tax for all the periods presented, followed by a 50% reduction for the three years ending December 31, 2006. No provision for PRC income tax has been made in the financial statements as the Company was exempted from PRC income tax during the periods presented.

      A reconciliation between the provision for income tax computed by applying the PRC enterprise income rate of 15% to income before income taxes and the actual provision for income taxes is as follows:

	January 1, 2003	December 3, 2001
	to	to
	December 31, 2003	December 31, 2002

	%	%
PRC enterprise income tax	15	15
Effect of tax exemptions granted	(15)	(15)

Effective tax rate	—	—

      The Company had no significant deferred taxation for the periods presented or at the balance sheet dates.

8.     Other Taxes Payable

	December 31,

	2003	2002

	RMB	RMB
Business tax payable	228,314	291,403
City development tax payable	4,164	2,914
Individual income tax payable	40	32,429

	232,518	326,746

      The Company is subject to business tax at the rate of 5% on revenue from provision of services and city development tax at a rate of 1% on the business tax incurred and the value added tax paid.

      The Company is also required to withhold PRC individual income tax on employees’ payroll for remittance to the tax authorities.

9.     Commitments

      The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms of 24 months and are renewable subject to negotiation. Rental expense for 2003 was RMB 536,142 and RMB 349,469 for the periods ended December 31, 2003 and 2002, respectively.

DICHAIN SOFTWARE SYSTEMS (SHENZHEN) LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

      Future minimum lease payments under non-cancellable operating lease agreements were as follows:

RMB

Year ending December 31,
2004	973,072
2005	915,936
2006	38,165

Total	1,927,173

10.     Major Customers

      The Company’s business activities and trade receivables are principally in the PRC with a limited number of large customers. Details of the customers accounting for 10% or more of total sales are as follows:

	January 1, 2003	December 3, 2001
	to	to
	December 31, 2003	December 31, 2002

	RMB	RMB
[Chinese characters]	6,000,000	—
[Chinese characters]	5,500,000	—
[Chinese characters]	5,260,000	—
[Chinese characters]	3,877,355	2,888,845

      As of December 31, 2003, three customers, each of which accounted for more than 10% of the Company’s trade receivables, accounted for 54% of total trade receivables. As of December 31, 2002, two customers, each of which accounted for more than 10% of the Company’s trade receivables, accounted for 51% of total trade receivable in aggregate.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DF China Technology Inc.
Date: June 7, 2004	By:	/s/ Aaron ZHU Xiaojun
Aaron ZHU Xiaojun, Director and
Chief Financial Officer